Exhibit 99.1

Fleetmatics Announces Second Quarter 2013 Vehicles under Subscription and Estimated Results

Dublin, Ireland and Boston, MA – July 22, 2013 – Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as software-as-a-service (SaaS), today announced its vehicles under subscription and estimated revenue, estimated GAAP net income and estimated Adjusted EBITDA for the second quarter ended June 30, 2013.

Fleetmatics’ total vehicles under subscription as of June 30, 2013 were 388,000, an increase of 38.1% compared to 281,000 as of June 30, 2012 and an increase of 9.0% compared to 356,000 as of March 31, 2013. In addition, for the three months ended June 30, 2013, the company currently estimates:

•

Revenue between $42.0 million and $42.5 million, an increase of 37.3% to 38.9% compared to $30.6 million for the second quarter of 2012 and an increase of 9.4% to 10.7% compared to $38.4 million for the three months ended March 31, 2013.

•

GAAP net income between $5.0 million and $5.5 million compared to a net loss of $1.4 million for the second quarter of 2012 and an increase of 66.7% to 83.3% compared to net income of $3.0 million for the three months ended March 31, 2013.

•

Adjusted EBITDA between $13.3 million and $14.0 million, an increase of 125.4% to 137.3% compared to $5.9 million for the second quarter of 2012 and an increase of 19.8% to 26.1% compared to $11.1 million for the three months ended March 31, 2013.

Fleetmatics’ consolidated financial statements for the three months ended June 30, 2013, its second fiscal quarter, are not yet available. Fleetmatics’ expectations with respect to its unaudited results for the three months ended June 30, 2013 as set forth above are based upon management estimates and are the responsibility of the company. The company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive statement of Fleetmatics Groups’ unaudited financial results for the three months ended June 30, 2013 and its actual results may differ from those provided above.

Non-GAAP Financial Measures

In this release, Fleetmatics’ Adjusted EBITDA is not presented in accordance with generally accepted accounting principles (GAAP) and is not intended to be used in lieu of GAAP presentations of results of operations.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; certain non-recurring secondary public offering costs; certain non-recurring litigation and settlement costs; transaction costs related to acquired businesses; management services agreement expense; and loss on extinguishment of debt.

Fleetmatics presents Adjusted EBITDA because it is a key measure used by Fleetmatics’ management and Board of Directors to understand and evaluate Fleetmatics’ core operating performance and trends. Management uses Adjusted EBITDA to prepare and approve annual budgets and to develop short and long-term operational plans, and to allocate resources to expand Fleetmatics’ business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of Fleetmatics’ core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of Fleetmatics’ Board of Directors in connection with the payment of bonuses to its executive officers. Accordingly, Fleetmatics’ management believes that Adjusted EBITDA provides useful information to analysts and investors in evaluating Fleetmatics’ financial and operational performance in the same manner as Fleetmatics’ management and Board of Directors. However, Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from or as a substitute for analysis of Fleetmatics’ results as reported under GAAP. Fleetmatics intends to provide Adjusted EBITDA as part of its future earnings discussions and, therefore, the inclusion of Adjusted EBITDA will provide consistency in its financial reporting. Investors are encouraged to review the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure. A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, has been provided in the financial statement table included below in this press release.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our vehicles under subscription data as of June 30, 2013 and our preliminary operating results for the quarter ended June 30, 2013. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to retain and increase sales to our existing customers; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; keeping up with the rapid technological change required to remain competitive in our industry; and the price volatility of our common stock, and other risks set forth under the caption “Risk Factors” in the company’s registration statement filed under the Securities Act with the Securities and Exchange Commission (registration no. 333-189699). We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as Software-as-a-Service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics’ intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 19,000 customers, tracking 388,000 vehicles worldwide.

Fleetmatics’ solutions are marketed both under the Fleetmatics (www.fleetmatics.com) and SageQuest (www.sage-quest.com) brands.

Investor Contact:

ICR Inc. on behalf of Fleetmatics

Seth Potter, 646-277-1230

fleetmatics@icrinc.com

FLEETMATICS GROUP PLC

RECONCILIATION TO NON-GAAP INCOME

(In thousands)

(Unaudited)

	Three Months Ended March 31,		Three Months Ended June 30,
	2012	2013	2012	Preliminary 2013
	(unaudited)		(unaudited)
			(in thousands)	From	To
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$1,024	$2,960	$(1,390)	$5,000	$5,500
Provision for income taxes	718	2,105	739	2,250	1,925
Interest (income) expense, net	623	366	481	360	375
Foreign currency transaction (gain) loss, net	(216)	356	358	275	350
Depreciation and amortization of property and equipment	2,134	2,992	2,342	3,000	3,100
Amortization of capitalized in-vehicle devices owned by customers	139	213	170	200	250
Amortization of intangible assets	583	467	583	450	475
Share-based compensation	547	604	421	1,550	1,625
Secondary public offering costs	—	636	—	200	300
Litigation and settlements	—	360	—	—	100
Transaction costs related to acquired businesses	—	—	—	—	—
Management Services Agreement expense	553	—	1,247	—	—
Loss on extinguishment of debt	—	—	934	—	—

Adjusted EBITDA (unaudited)	$6,105	$11,059	$5,885	$13,285	$14,000